Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

E. Taylor Brody
ebrody@stradley.com
215-564-8071

May 22, 2019

Filed via EDGAR

Mr. Alberto Zapata, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	Preliminary Proxy Statement Filing for Delaware Group® Global and International Funds
(File No. 811-06324) and Delaware VIP® Trust (File No. 811-05162) (the “Registrants”)
Dear Mr. Zapata:
On behalf of the above-referenced Registrants, submitted herewith under the EDGAR system, are the Registrants’ responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you communicated to me on May 22, 2019 with regard to the Preliminary Proxy Statement and other materials (the “Proxy Statement”).  The Proxy Statement was filed with the Commission on May 10, 2019 on behalf of Delaware Global Value Fund, Delaware International Value Equity Fund, and Delaware VIP® International Value Equity Series (each, a “Fund” and together, the “Funds”).
Each comment from the Staff is summarized below, followed by the Registrants’ response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Proxy Statement.
1.           Comment: Clarify that the Registrants have the same Board of Trustees
Response: A related reference has been added to the Proxy Statement.
2.           Comment: Consider clarifying whether Fund shareholders must hold their shares as of the Record Date in order to be admitted to the Meeting on page 3 of the Proxy Statement.
Response: The Proxy Statement has been revised to reflect the fact that only shareholders of the Funds as of the Record Date may attend the Meeting.
3.           Comment: Consider revising the disclosure on page 3 of the Proxy Statement to remove the reference to providing “information about the Trustees.”
Response: The related reference has been deleted.
4.           Comment:  State what will occur if Fund shareholders do not approve the Proposals.
Response: As described on page 11 of the Proxy Statement, if either Proposal is not approved by shareholders of a Fund, the current restriction or limitation will remain in effect for that Fund.

Mr. Alberto Zapata, Esq.
May 22, 2019

5.           Comment: Confirm that you have provided all material terms of the contract with Computershare in the Proxy Statement.
Response: The Registrants have added additional disclosure about out-of-pocket expenses to the Proxy Statement but otherwise confirm that they have described all material terms of the contract with Computershare.
6.           Comment: Confirm that you have no response to Item 22(c)(6) of Schedule 14A.
Response: The Registrants confirm that none of the Funds’ Trustees have any material interest, direct or indirect, in any material transactions since the beginning of the most recently completed fiscal year, or in any material proposed transactions, to which the investment adviser of the Funds, any parent or subsidiary of the investment adviser (other than another fund), or any subsidiary of the parent of such entities was or is to be a party.
Please do not hesitate to contact me at (215) 564-8071 if you have any questions or wish to discuss any of the responses presented above.
Very truly yours,

/s/ Taylor Brody
Taylor Brody